EXHIBIT 99.1
Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C.ss1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Indo-Pacific Energy Ltd. (the "Company") on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers does hereby certify, to such officer’s knowledge, that, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated June 30, 2003

/s/ David John Bennett______________________________
David John Bennett, Chief Executive Officer

Dated June 30, 2003

/s/ Patrick Knowles______________________________
Patrick Knowles, Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosures document.